Filed by PHC, Inc.
(Commission File No. 1-33323)

Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  Acadia Healthcare Company, Inc.

PIONEER BEHAVIORAL HEALTH
PHC, Incorporated
Fourth Quarter & Full Year Fiscal 2011 Financial Results Conference Call
August 18, 2011

Operator:
Ladies and gentlemen, thank you for standing by. Welcome to the PHC, Inc. Fourth Quarter Fiscal 2011 Financial Results Conference Call. During today’s presentation, all participants will be in a listen-only mode. Following the presentation, the conference will be open for questions. If you have a question, please press the star, followed by the one on your touchtone phone. For operator assistance at any time, press star, zero. As a reminder, this conference call is being recorded today, August 18, 2011.

I would now like to turn the conference over to our host, Cameron Donahue of Hayden IR.  Go ahead.

Cameron Donahue:
Thank you, and welcome. Joining us today on the call are Bruce Shear, Pioneer Behavioral Health’s Chief Executive Officer, and Paula Wurts, Chief Financial Officer.

Before we begin, let me remind you that this call is being broadcast over the Internet and a recording of the call and the text of the prepared remarks will be available on our website. I’d also like to direct listeners’ attention to the Safe Harbor statement contained in our press release issued today and posted with these prepared remarks, those of which apply to the context of this call. This conference call may include forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include information about possible or assumed future results of operations of the company in regard to its future plans and objectives. Various future events or factors may cause the actual results to differ materially from those expressed in any forward-looking statements during this conference call. For a discussion of these factors and risks, see the Company’s annual report on Form 10-K in our most recent fiscally ended year.

I’d now like to turn the call over to Mr. Bruce Shear, Pioneer Behavioral Health’s President and CEO, for our opening remarks. First, congratulations on the strong results in your fiscal fourth quarter and full year results of 2011.

Bruce Shear:
Thank you, Cameron. Good day everyone. Thank you for joining us. This was a strong year for our Company, and with a recently completed acquisition, and our pending combination with Acadia Healthcare, we are positioned for a transformative year ahead looking forward.

Our metrics continue to be strong and we delivered increased revenue growth for the quarter and the year ended June 30 of 2011. Patient census was up at Seven Hills Behavioral Institute and our Harbor Oaks Hospital. Seven Hills received a new license to increase its bed count by 10%, to grow this business even further. In addition, the rate increase effective March 1, 2011 from a major customer in Las Vegas generated additional revenue for the quarter without any major expenses to offset this incremental revenue.

For the 2011 fiscal fourth quarter, net revenues per patient increased 17.4% to $597 from $500 in the year ago period. Total patient days increased 5% from the year ago period. The majority of the increase in bed days was at Seven Hills Hospital, partially as a result of CMS approval, and Harbor Oaks Hospital’s chemical dependency unit offset by a decrease in census at Capstone Academy as a result of a slowdown of admissions in the Michigan Medicaid patients overall.   Census has increased significantly during the current quarter at Capstone.

We also generated increased revenues from the expanded contract with the Detroit Wayne County Community Mental Health Agency that became effective in December of last year. We expanded our existing contract with the organization, and entry point for any person requiring information, care and services related to mental health needs, concerns and challenges in Wayne County. As a result of this expansion, contract services revenues were up almost 58% in the June 2011 quarter compared to the same period last year. Contract services increased 31.6% year over year, for the fiscal year.

Our newly opened Renaissance Recovery Facility, a 24-bed residential program located in Detroit, has now been open for a few months. Renaissance Recovery is designed to provide behavioral treatment to chemically impaired adolescents, ages 12 through 17. In addition, we are able to offer an integrated behavioral model within our system. Cases with higher acuity may be admitted to our full-service psychiatric hospital, Harbor Oaks, and then transferred to a lower level of care, offered at Renaissance, when and if appropriate. Renaissance Recovery is our first freestanding adolescent program, and we began marketing the program nationally to clients who will be attracted to the facility due to its unique program offerings. We expect that Renaissance will add an additional $3 million in annualized revenue. We expect Renaissance to reach profitability in our second fiscal quarter of 2012.

We did have several non-recurring charges in the quarter and these one-time charges reduced our operating income for both the fourth quarter and the full year. In addition to $708,000 in losses stemming from the start up of Renaissance Recovery and the legal settlement of $446,000 paid in the third quarter, we incurred approximately $1.6 million in merger and acquisition costs related to the MeadowWood acquisition and the pending merger with Acadia Healthcare. Without these charges income from operations for the fiscal year, would have increased by approximately $2.8 million or greater than 82% and including the quarters loss at Renaissance Recovery income from operations for the quarter would have been $1.7 million.  An 80% increase over last year.

It is important to examine our fourth quarter and full year financial results exclusive of these non-operating, one-time items. Excluding startup costs and fees associated with the one-time charges, operating margin in our fiscal year would have been 7.8%. Adjusted net income before income taxes for the quarter, excluding the merger and acquisition costs, was over $1.2 million, which is 23% ahead of last year’s same quarter and is coupled with continued solid top line revenue growth.

Total expenses as a percentage of sales were higher in the quarter in absolute dollars than in the year ago period due to higher census and the start up of Renaissance Recovery. However, this increase includes the previously mentioned costs related to acquisition and merger expenses of $1.6 million. Excluding the acquisition and merger charges, administrative expenses would have been approximately $5.4 million or 31.9% of revenues compared to 34.5% in the year-ago period. This demonstrates that we are managing these expenses well and also points to economies of scale as we begin to leverage our infrastructure more efficiently with our higher revenues.

Excluding these one-time charges, we’re on track for our stated goal of 10% operating margins for our new fiscal year-end and, after the integration of the MeadowWood facility in the first fiscal quarter of 2012, we expect to exceed the 10% operating margin and then significantly increase our top line growth.

All in all, fourth quarter of fiscal 2011 was solid and our full fiscal year met our aggressive growth initiatives. It continued the excellent results we generated through the first nine months of our fiscal 2011 year and 2010 fiscal year.  We continue to strengthen our fundamentals and effectively leverage our infrastructure.

Now I’d like to turn the call over to Paula. She’ll walk you through some of the financial results. Paula?

Paula Wurts:
Thank you, Bruce.

For the three months ended June 30, 2011, total revenues increased to $16.8 million, which is up 20.1% from $14.0 million in the fourth quarter of the prior fiscal year. For the fourth fiscal quarter of 2011, net patient care revenues increased 17.7% to $15.5 million from $13.2 million in the same period in fiscal 2010. This is due primarily to increases in bed days at Seven Hills Hospital and at Harbor Oaks Hospital offset by the decrease at Capstone Academy that Bruce has just mentioned.
Census for the quarter ended June 30, 2011, increased 4.5% or 845 days for the quarter over the same quarter last year as a result of increased census at these facilities. Contract support services revenue, provided by Wellplace, increased approximately 58% to $1.3 million compared to $839,000 for the three months ended June 30, 2010.

Total operating expenses for the quarter were $17.2 million as compared to $13.1 million in the same fiscal quarter last year. This increase in expenses is due to increased census and higher utilization under the capitated contract. The majority of the increases in expenses relate to direct care expenses, such as payroll, taxes, consultant services, and contract expenses, which includes payments to unrelated individuals and facilities for services provided under our capitated contract, when we are unable to provide the services internally. Total quarterly expenses also includes the $1.6 million in merger and acquisition costs that Bruce mentioned.

Loss from operations was $398,000 for the 2011 fiscal fourth quarter compared to income from operations of $921,000 in the year ago period. This decrease is primarily related to the startup costs Bruce mentioned earlier. Excluding these charges, income from operations would have been $1,2 million. Loss before taxes was $366,000 for the three-month period compared to net income before taxes of $874,000 in the year-earlier period. Again, absent the extra charges, income before taxes would have been $1.2 million.

Net loss applicable to common shareholders was $666,000 for the fiscal 2011 fourth quarter, or net loss of $0.03 per basic and diluted shares compared to net income of $439,000 or $0.02 per basic and diluted share in the fiscal 2010 fourth quarter.

For the fiscal year ended June 30, 2011, total net revenues increased 16.8% to $62 million compared to $53.1 million in the year-ago period. Net patient care revenues increased 15.8% to $57.5 million compared to $49.6 million in the year-ago period. Patient days increased to 73,708 days for the fiscal year over 69,094 patient days in the last fiscal year. In addition, net inpatient care revenue from inpatient psychiatric services increased 23.4%. This increase is due to a change in payor mix to payors with more favorable approved rates and increases in census as well. Contract support services increased 31.6% to $4.5 million from $3.4 million in the year-ago period.

Income from operations decreased 18.2% to $2.1 million in fiscal 2011 compared to income from operations of $2.6 million in the same period of fiscal 2010. Excluding the previously mentioned charges, income from operations would have been an additional $2.3 million, or up approximately 88%.

Net income applicable to common shareholders was $580,000, or $0.03 per basic and diluted share compared to net income of $1.4 million, or $0.07 per basic and diluted share, for the previous year period. Excluding the above-mentioned one-time charges, net income would have been $3.5 million.
As of June 30, 2011, the company had cash and cash equivalents of $3.7 million compared to $4.5 million as of June 30, 2010. Working capital increased 20.7% to $9.9 million from $8.2 million as of June 30, 2010. And long-term debt less current maturities decreased to $57,000 from $292,000 as of June 30, 2010. Stockholders’ equity improved to $17.9 million from $17.3 million as of June 30, 2010.

With that, I would like to turn it back over to Bruce for additional comments.  Bruce?

Bruce Shear:
Thank you, Paula.

We completed our acquisition of MeadowWood Behavioral Health on July 1 for approximately $21.5 million. This is a prime example of finding an acquisition that aligns with our patient care strategy, and has a strong business model that will immediately be accretive to earnings. MeadowWood is expected to add approximately $15 million in annual trailing 12-month revenues.

The facility is a licensed acute care psychiatric hospital with 58 beds, providing services on its 10-acre campus to adults suffering with mental illness and substance abuse. MeadowWood has both inpatient and partial hospitalization services focused on geriatric, co-occurring, and acute mental disorders. This acquisition will help accelerate our growth and will improve our geographic penetration. It is expected to be highly synergistic and in line with our growth-related goals.

Not only will the expansion into Delaware open a new market for our services, but the margins of this facility are strong due to MeadowWood’s operating model. This will help to improve the Company’s margins after the acquisition is fully integrated into our system. We expect this transaction to be accretive and it represents a significant growth opportunity. We have applied for approval for additional beds to expand the facility during the next twelve months. This should improve efficiency by spreading more beds across the same operating infrastructure. This acquisition represents an important opportunity to create additional shareholder value with its higher margins and significant earnings power.

In late May, we signed a definitive merger agreement with Acadia Healthcare Company, Inc. The merger will bring together Acadia's 19 behavioral health facilities, which have approximately 1,700 beds in 13 states and produce annual revenues of approximately $260 million with PHC's five inpatient facilities with approximately 270 beds in five states. There is no over-lap in states served so the combined company will operate in 18 states when the merger is complete, which significantly expands the overall national footprint. This merger represents a significant expansion of our current revenues, facilities and beds.

The Acadia management team has a demonstrated record of producing high quality care for patients and their families, which aligns perfectly with our clinical mission. In addition, the management teams of the combined company are highly experienced in completing and integrating transactions, as well as in producing ongoing organic growth within acquired facilities. Based on the continuing opportunities we see in the market, our extensive record of success and our solid financial position as a combined company, we are confident of our prospects for further growth. We are confident that this transaction represents a great opportunity for both Acadia and PHC as a single entity.

Upon the completion of the merger, Acadia stockholders will own approximately 77.5% of the combined company, and PHC stockholders will own approximately 22.5% of the combined company. Our combined Proxy Statement/S-4 Registration Statement is in the SEC review process. We will respond to the Staff’s initial comments and we will file our first amendment shortly.   We hope to file a definitive proxy statement in the next several weeks and to close early in Q4.

Effective with the approval of the merger, the corporate headquarters will be in Franklin, Tennessee, and the combined company will do business under the name Pioneer Behavioral Health. Acadia intends to apply for listing of the combined company's common stock to be issued in the merger on the NASDAQ stock market. Joey Jacobs, the Chairman and Chief Executive Officer of Acadia, will become the Chairman and Chief Executive Officer of the combined company. I will become the Executive Vice Chairman and a member of the Board of Directors of the combined company.

Our strong organic growth, experienced management team, and established financial model and solid balance sheet, has allowed us to take advantage of this opportunity when it presented itself. Our operating fundamentals remain strong and we will continue to focus our energies on organic and acquisitive revenue sources, as well as opportunities to improve our current margins and leverage our infrastructure.

I am sure you’ve seen that the merger is the subject of a class action lawsuit. We believe the claims are without merit and are being vigorously disputed. We have filed Motions to Dismiss in each case and regardless of the disposition of the motions we don’t anticipate the outcome to have a material impact on the progress of the merger, but we can’t comment further at this point.

In summary, since the beginning of the calendar year 2011, we have announced three new revenue drivers: the expansion of our call center operations in Detroit, Renaissance Recovery, and the MeadowWood acquisition. In total, these announcements account for over $23 million in additional new revenue, or an increase of over 38% run rate since we started the new fiscal year. These increases will accelerate the visible leverage within our business model, translating to bottom-line results. In 2012, we expect to add the merger with Acadia, which will increase our reach, and drive growth and profitability opportunities within the highly fragmented behavioral healthcare industry. We look forward to continue momentum throughout our fiscal 2012 and are confident that we are on track from a strategic standpoint with the combined Company.

I would now like to open the call for questions. Operator, please open the call for questions.

FINAL COMMENTS:

We have a strong operational team in place. Our metrics are trending in the right direction. We have increased occupancy, higher revenue per day, rate increases, and new contracts, acquisitions in place and a merger on the horizon that will be a huge value for our shareholders. We’ve made a really strong start to the beginning of our next fiscal year. After we finalize the Acadia merger, we expect to leverage our combined infrastructure to increase our footprint nationally through organic and acquisitive growth to deliver increased revenues and profitability in fiscal 2012.

About PHC d/b/a Pioneer Behavioral Health
PHC, Inc., d/b/a Pioneer Behavioral Health, is a national healthcare company providing behavioral health services in five states, including substance abuse treatment facilities in Utah and Virginia, and inpatient and outpatient psychiatric facilities in Michigan, Pennsylvania, and Nevada. The Company also offers internet and telephonic-based referral services that includes employee assistance programs and critical incident services. Contracted services with government agencies, national insurance companies, and major transportation and gaming companies cover more than one million individuals. Pioneer helps people gain and maintain physical, spiritual and emotional health through delivering the highest quality, most culturally responsive and compassionate behavioral health care programs and services. For more information, visit www.phc-inc.com.

On May 24, 2011, PHC announced that it has entered into a definitive merger agreement with Acadia Healthcare Company, Inc. Consummation of the transaction is subject to various conditions, including approval of the stockholders of PHC.  In connection with the proposed transaction, Acadia has filed with the Securities and Exchange Commission ("SEC") a registration statement that contains a PHC proxy statement that also constitutes an Acadia prospectus.  SHAREHOLDERS OF PHC AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS) REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. PHC's stockholders and other investors may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about PHC and Acadia, without charge, at the SEC`s Internet site (http://www.sec.gov).  Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to PHC, Inc., 200 Lake Street, Suite 102, Peabody, MA  01960, Attention: Investor Relations, Telephone: (978) 536-2777.  READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Participants in the Solicitation
PHC and its directors and executive officers and Acadia and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of PHC in connection with the proposed transaction.  Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus of PHC and Acadia referred to above.  Additional information regarding the directors and executive officers of PHC is also included in PHC's 2011 annual report, which is expected to be filed with the SEC on or about August 18, 2011.  These documents are available free of charge at the SEC's web site (http://www.sec.gov) and from Investor Relations at PHC at the address described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Risk Factors
This conference call contains forward-looking statements  Generally words such as "may", "will", "should", "could", "anticipate", "expect", "intend", "estimate", "plan", "continue", and "believe" or the negative of or other variation on these and other similar expressions identify forward-looking statements.  These forward-looking statements are made only as of the date of this news release.  We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.  Forward-looking statements are based on current expectations and involve risks and uncertainties and our future results could differ significantly from those expressed or implied by our forward-looking statements.  Such forward-looking statements include statements regarding MeadowWood and the proposed transaction.  Factors that may cause actual results to differ materially include the risk that MeadowWood will not be integrated successfully, risks of disruption from the acquisition of MeadowWood, the risk that PHC and Acadia may not be able to complete the proposed transaction, which is subject to customary closing conditions, including approval of PHC's shareholders, risks that the PHC and Acadia businesses will not be integrated successfully, risks of disruption from the proposed transaction and risks concerning the ability to borrow funds in amounts sufficient to enable the combined company to service its debt, and meet its working capital and capital expenditure requirements.  These factors and others are more fully described in PHC's periodic reports and other filings with the SEC.

Contact:

PHC, Inc.
Bruce A. Shear, 978-536-2777
President & CEO

Or

Hayden IR
Brett Maas, 646-536-7331
Managing Partner
E-mail: brett@haydenir.com

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